Exhibit 99.1
Olink reports fourth quarter and full year 2022 financial results

UPPSALA, Sweden, February 21, 2023 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Highlights
•Fourth quarter revenue totaled $57.9 million, representing year over year growth of 33% on a reported basis and 37% on a constant currency adjusted like-for-like basis
•Full year 2022 revenue totaled $139.8 million, achieving year over year growth of 47% on a reported basis and 53% on a constant currency adjusted like-for-like basis
•Total Explore customer installations reached 52, with 12 installations during the fourth quarter, and more than doubling during 2022 compared to 2021
•Signature Q100 placements reached 91, with 28 placements during the fourth quarter, and more than tripling during 2022 compared to 2021
•Explore revenue of $43.2 million accounted for 75% of total fourth quarter revenue, with Explore Kit revenue totaling $25.1 million, or 58% of total Explore revenues
•Fourth quarter Kit revenue and analysis services revenue represented 53% and 40% of total revenue, respectively
•Fourth quarter 2022 net income was $5.4 million, with adjusted EBITDA of $14.9 million compared to fourth quarter 2021 net loss of ($8.0) million and adjusted EBITDA of ($1.4) million
•Raised $95 million in additional capital after the close of the fourth quarter 2022
•Olink expects 2023 full year reported revenue to be in the range of $192 million to $200 million, representing growth of approximately 37% to 43% on a reported basis, and growth of approximately 38% to 44% on a constant currency basis; and expects the Company will return to profitability in 2023, as measured by EBITDA excluding share-based compensation expenses

“Olink enters 2023 with considerable business momentum across its entire customer base, and will continue to operate with science-driven thinking, customer-focused product innovation, and strong commercial execution,” said Jon Heimer, CEO of Olink. “Olink exited 2022 with record-setting Explore installations and strong Signature placements, as well as robust revenue growth. We anticipate 2023 will be another year of market-leading innovation and strong growth as we make further progress in developing the nascent and promising field of modern proteomics.”

Fourth quarter and full year financial results
“Our robust performance and strong financial profile are enabled by focused investment and disciplined spending into areas with significant opportunities to provide a strong return for Olink,” said Oskar Hjelm, CFO of Olink. "We are executing on our strategy to maximize the substantial commercial opportunity in proteomics and return to profitability, providing an excellent platform for long-term revenue and profit growth.”

Total revenue for the fourth quarter of 2022 was $57.9 million, as compared to $43.7 million for the fourth quarter of 2021, which represents reported growth of 33%, driven primarily by the strength in Explore. Reported full year 2022 revenue grew 47% to $139.8 million, as compared to $95.0 million for 2021.

Kits revenue for the fourth quarter of 2022 grew 100% to $30.6 million, or 53% of total revenue, as compared to $15.3 million for the fourth quarter of 2021, or 35% of total revenue, driven by strength in Explore, as well as Target. Full year 2022 kits revenue grew 106%, totaling $55.1 million, versus $26.8 million during 2021.

Analysis services revenue for the fourth quarter of 2022 was $23.4 million, as compared to $23.7 million for the fourth quarter of 2021, in line with Olink’s goal of driving product mix toward kits. Year-over-year analysis services revenue declined 1% in the fourth quarter on a reported basis, but grew approximately 30% when adjusting for completion of the UK Biobank Pharma Proteomics Project (UKB-PPP). Full year 2022 analysis service revenue totaled $73.0 million, versus $60.2 million for 2021, representing 21% growth.

Exhibit 99.1

Other revenue was $3.9 million for the fourth quarter of 2022, as compared to $4.7 million for the fourth quarter of 2021. Full year 2022 other revenue totaled $11.7 million, versus $8.0 million for 2021.

By geography, revenue during the fourth quarter of 2022 was $31.9 million in North America, $20.0 million in EMEA (including Sweden), and $6.0 million in China and RoW (including Japan). Year-over-year revenue in EMEA (including Sweden) decreased 1% in the fourth quarter on a reported basis, and grew approximately 39% when adjusting for completion of the UKB-PPP. By geography, revenue during the full year 2022 was $66.5 million in North America, $57.7 million in EMEA (including Sweden), and $15.6 million in China and RoW (including Japan).

Net income was $5.4 million for the fourth quarter of 2022 and adjusted EBITDA was $14.9 million, as compared to a net loss of ($8.0) million and adjusted EBITDA of ($1.4) million for the fourth quarter of 2021. Full year 2022 net loss was ($12.9) million and adjusted EBITDA was ($3.9) million, versus a net loss of ($38.3) million and adjusted EBITDA of ($18.5) million for 2021.

Consolidated gross profit was $43.1 million in the fourth quarter of 2022, as compared to $25.3 million in the fourth quarter of 2021. Full year 2022 gross profit totaled $94.5 million, versus $58.2 million for 2021. Consolidated adjusted gross profit was $44.0 million in the fourth quarter of 2022, as compared to $26.5 million in the fourth quarter of 2021. Full year 2022 adjusted gross profit totaled $97.9 million, versus $61.3 million for 2021.

By segment, adjusted gross profit margin for kits was 87.6% for the fourth quarter of 2022, as compared to 85.1% for the fourth quarter of 2021; and reported gross profit margin for kits was 86.9% for the fourth quarter of 2022, as compared to 84.0% for the fourth quarter of 2021. Full year 2022 adjusted gross profit margin for kits was 88.4%, versus 86.4% for 2021; and full year 2022 reported gross profit margin for kits was 87.1%, versus 84.7% for 2021.

Adjusted gross profit margin for analysis services was 66.9% for the fourth quarter of 2022, as compared to 50.2% for the fourth quarter of 2021; and reported gross profit margin for analysis services was 64.1% for the fourth quarter of 2022, as compared to 45.9% for the fourth quarter of 2021. The increase in analysis services margin in the fourth quarter of 2022 compared to 2021 was related to the completion of the UKB-PPP earlier in the year as well as improved operational efficiency in the labs. Full year 2022 adjusted gross profit margin for analysis services was 60.1%, versus 57.3% for 2021; and full year 2022 reported gross profit margin for analysis services was 56.5%, versus 53.0% for 2021.

Adjusted and reported gross profit margin for Other was 40.6% for the fourth quarter of 2022, as compared to 34.1% for the fourth quarter of 2021. Full year 2022 adjusted and reported gross profit margin for Other was 45.2%, versus 45.3% for 2021.

Total operating expenses for the fourth quarter of 2022 were $34.9 million, as compared to $33.1 million for the fourth quarter of 2021. Full year 2022 total operating expenses were $125.1 million, as compared to $102.9 million for 2021. The increase in full year 2022 was largely due to continued investment in Olink's commercial organization and research and development and driven by additional costs as a public company as well.

Net income for the fourth quarter of 2022 was $5.4 million, as compared to a net loss of ($8.0) million for the fourth quarter of 2021. Full year 2022 net loss totaled ($12.9) million, as compared to ($38.3) million for 2021.

Net income per share for the fourth quarter of 2022 was $0.05 based on a weighted average number of outstanding shares of 119,943,003 as compared to a net loss per share of ($0.07) in the fourth quarter of 2021 based on a weighted average number of outstanding shares of 119,007,062. Full year 2022 net loss per share totaled ($0.11), versus ($0.43) per share in 2021.

2023 guidance

Exhibit 99.1
Olink expects 2023 full year reported revenue to be in the range of $192 million to $200 million, representing growth of approximately 37% to 43% on a reported basis, and growth of approximately 38% to 44% on a constant currency basis.

The Company also expects revenues in 2023 will continue to progress along a seasonal pattern that is weighted toward the second half of the year, and fourth quarter specifically. In addition, Olink believes with continued growth and scale up, it will return to profitability in 2023, as measured by EBITDA excluding share-based compensation expenses.

Webcast and conference call details
Company management will host a conference call to discuss financial results at 8:00 am ET. Investors interested in listening to the conference call are required to register online here. A live webcast will be available in the “Events” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

Statement regarding use of non IFRS financial measures
We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We are not able to forecast constant currency revenue on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting foreign currency exchange rates and, as a result, are unable to provide a reconciliation to forecasted constant currency revenue.

Investor contact
Jan Medina, CFA
VP Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Andrea Prander
Corporate Communications Manager
Mobile: +46 768 775 275
andrea.prander@olink.com

Forward-looking statements
This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2023 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the

Exhibit 99.1
information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F (Commission file number 001-40277) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended December 31,		Twelve months ended December 31,

Amounts in thousands of U.S. Dollars	2022	2021	2022	2021
Revenue	57,885	43,683	139,848	94,973
Cost of goods sold	(14,760)	(18,379)	(45,349)	(36,763)
Gross profit	43,125	25,304	94,499	58,209
Selling expenses	(13,379)	(11,950)	(44,673)	(33,668)
Administrative expenses	(13,882)	(11,826)	(54,274)	(47,495)
Research and development expenses	(6,584)	(8,722)	(26,345)	(22,141)
Other operating income	(1,102)	(596)	191	443
Operating (loss)/income	8,178	(7,791)	(30,602)	(44,652)
Interest income	1,119	98	1,159	98
Interest expense	(124)	(136)	(531)	(2,146)
Foreign exchange, net	(2,847)	2,523	14,059	1,875
Other financial income/(expenses)	508	19	508	(1,719)
(Loss)/income before tax	6,834	(5,288)	(15,407)	(46,545)
Income tax benefit/(expense)	(1,404)	(2,685)	2,556	8,206
Net (loss)/income for the period (Attributable to shareholders of the Parent)	5,430	(7,972)	(12,851)	(38,339)
Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations	23,772	(13,570)	(60,606)	(37,659)
Other comprehensive (loss)/income for the period, net of tax	23,772	(13,570)	(60,606)	(37,659)
Total comprehensive (loss)/income for the period, net of tax	29,202	(21,542)	(73,457)	(75,998)
Total comprehensive (loss)/income for the period (Attributable to shareholders of the Parent)	29,202	(21,542)	(73,457)	(75,998)
Basic and diluted (loss)/income per share	$0.05	$(0.07)	$(0.11)	$(0.43)

Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of U.S. Dollars	As of December 31, 2022	As of December 31, 2021
ASSETS
Non-current assets
Intangible assets	257,480	308,124
Property, plant and equipment	15,056	12,696
Right-of-use asset	9,891	8,778
Deferred tax assets	10,846	9,091
Other long-term receivables	571	422
Total non-current assets	293,844	339,111
Current assets
Inventories	44,246	28,940
Trade receivables	52,743	42,061
Other receivables	2,562	4,094
Prepaid expenses and accrued income	7,786	7,476
Cash at bank and in hand	75,109	118,096
Total current assets	182,446	200,667
TOTAL ASSETS	476,290	539,778
EQUITY
Share capital	30,988	30,964
Other contributed capital	514,133	506,008
Reserves/(Deficit)	(58,581)	1,701
Accumulated Deficit	(75,855)	(62,997)
Total equity attributable to shareholders of the Parent	410,685	475,676
LIABILITIES
Non-current liabilities
Lease liabilities	7,322	5,427
Deferred tax liabilities	22,196	27,092
Total non-current liabilities	29,518	32,519
Current liabilities
Lease liabilities	2,113	2,952
Accounts payable	6,885	8,668
Current tax liabilities	1,389	314
Other current liabilities	25,700	19,649
Total current liabilities	36,087	31,583
Total liabilities	65,605	64,102
TOTAL EQUITY AND LIABILITIES	476,290	539,778

Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Twelve months ended December 31,	Twelve months ended December 31,
Amounts in thousands of U.S. Dollars	2022	2021
Operating activities
Loss before tax	(15,407)	(46,545)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization	17,326	15,802
Net finance (expense)/income	(15,164)	1,893
Loss on sale of assets	465	502
Share-based compensation expense	7,907	2,524
Other	233	—
Changes in working capital:
(Increase) in inventories	(18,934)	(10,158)
(Increase) in accounts receivable	(13,867)	(12,172)
(Increase) in other current receivables	(1,950)	(6,105)
(Decrease)/Increase in trade payables	(751)	3,014
Increase in other current liabilities	7,643	2,039
Interest received	1,159	98
Interest paid	(531)	(2,312)
Other finance income	508	—
Tax received/(paid)	1,297	(2,266)
Cash flow used in operating activities	(30,066)	(53,687)
Investing activities
Purchase of intangible assets	(1,378)	(4,325)
Purchase of property, plant and equipment	(7,173)	(10,482)
Proceeds from sale of property, plant and equipment	—	144
(Increase) in other non-current financial assets	(162)	(297)
Cash flow used in investing activities	(8,713)	(14,960)
Financing activities
Proceeds from issue of share capital	24	264,706
Share issue costs	—	(19,484)
Proceeds from interest-bearing loans and borrowings	—	2,312
Repayment of interest-bearing loans and borrowings	—	(65,627)
Payment of principal portion of lease liability	(2,908)	(2,845)
Cash flow (used in)/from financing activities	(2,884)	179,062
Net cash flow during the period	(41,663)	110,415
Cash at bank and in hand at the beginning of the period	118,096	8,656
Net foreign exchange difference	(1,324)	(975)
Cash at bank and in hand at the end of the period	75,109	118,096

Exhibit 99.1

Reconciliations of adjusted gross profit to gross profit, the most directly comparable IFRS measure, by segment (unaudited):

	Three months ended December 31,		Twelve months ended December 31,
Amounts in thousands of U.S. Dollars unless otherwise stated	2022	2021	2022	2021
Kit
Revenue	30,555	15,263	55,091	26,797
Cost of goods sold	(4,011)	(2,439)	(7,131)	(4,112)
Gross profit	26,544	12,824	47,960	22,685
Gross profit margin	86.9%	84.0%	87.1%	84.7%
Less:
Depreciation charges	157	114	569	431
Share-based compensation expenses	57	48	176	48
Adjusted Gross Profit	26,758	12,986	48,705	23,164
Adjusted Gross Profit %	87.6%	85.1%	88.4%	86.4%

Service
Revenue	23,389	23,693	73,012	60,221
Cost of goods sold	(8,407)	(12,826)	(31,776)	(28,299)
Gross profit	14,982	10,867	41,236	31,922
Gross profit margin	64.1%	45.9%	56.5%	53.0%
Less:
Depreciation charges	563	986	2,448	2,561
Share-based compensation expenses	105	52	220	52
Adjusted Gross Profit	15,650	11,905	43,904	34,535
Adjusted Gross Profit %	66.9%	50.2%	60.1%	57.3%

Corporate / Unallocated
Revenue	3,940	4,727	11,745	7,955
Cost of goods sold	(2,342)	(3,115)	(6,442)	(4,352)
Gross profit	1,598	1,612	5,303	3,603
Gross profit margin	40.6%	34.1%	45.2%	45.3%
Less:
Depreciation charges	—	—	—	—
Share-based compensation expenses	—	—	—	—
Adjusted Gross Profit	1,598	1,612	5,303	3,603
Adjusted Gross Profit %	40.6%	34.1%	45.2%	45.3%

Exhibit 99.1

Reconciliation of constant currency revenue growth to revenue growth as reported under IFRS, the most directly comparable IFRS measure (unaudited):

We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period.

	Three months ended December 31		Twelve months ended December 31,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2022	2021	2022	2021
Revenue	57,885	43,683	139,848	94,973
Revenue growth (IFRS)	33%		47%
Foreign exchange impact	-4%		-6%
Constant currency revenue growth	37%		53%

Reconciliation of consolidated adjusted gross profit to gross profit, the most directly comparable IFRS measure (unaudited):

	Three months ended December 31		Twelve months ended December 31,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2022	2021	2022	2021
Revenue	57,885	43,683	139,848	94,973
Cost of goods sold	(14,760)	(18,379)	(45,349)	(36,763)
Gross Profit	43,125	25,304	94,499	58,210
Gross Profit %	74.5%	57.9%	67.6%	61.3%
Less:
Depreciation charges	720	1,100	3,017	2,992
Share-based compensation expenses	162	100	396	100
Adjusted Gross Profit	44,007	26,504	97,912	61,302
Adjusted Gross Profit %	76.0%	60.7%	70.0%	64.5%

Reconciliation of adjusted EBITDA to operating loss, the most directly comparable IFRS measure (unaudited):

	Three months ended		Twelve months ended
	December 31,		December 31,
Amounts in thousands of U.S. Dollars	2022	2021	2022	2021
Operating income/(loss)	8,178	(7,791)	(30,602)	(44,652)
Add:
Amortization	2,682	2,993	11,212	11,090
Depreciation	1,610	1,635	6,114	4,713

Exhibit 99.1

EBITDA	12,470	(3,163)	(13,276)	(28,849)
Management Adjustments	298	(85)	1,288	7,777
Share-based compensation expenses	2,084	1,888	8,047	2,524
Adjusted EBITDA	14,852	(1,360)	(3,941)	(18,548)